CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

November 23, 2021

VIA EDGAR

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Realty Income Solutions, Inc.

Draft Registration Statement on Form S-11

Submitted September 30, 2021

CIK No. 0001882850

Responses to Staff comments made by letter dated October 27, 2021

Dear Mr. Regan and Ms. Long:

On behalf of our client, Apollo Realty Income Solutions, Inc. (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 27, 2021 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-11 (the “Registration Statement”), which was submitted on September 30, 2021 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012. Concurrently with the submission of this response letter, the Company is confidentially submitting the Amendment No. 1 to the original Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement, unless otherwise specified.

Cover Page

1.

We note your disclosure on page 2 that as a perpetual-life, publicly-offered REIT you may consider a liquidity event at any time in the future, you currently do not intend to undertake such consideration until seven years after you complete this offering and you are not

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points on the cover page to disclose that you have no requirement to ever provide liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of the prospectus to include the following risk factor bullet point: “The shares sold in this offering will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.” Additionally, the Company has revised the disclosure to add a risk factor with the same heading as the above risk factor bullet point on page 34 of the prospectus.

2.

Please add a risk factor bullet point here and include risk factor disclosure in the prospectus stating that you are a blind pool and that you have not identified specific investments to acquire with the proceeds of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of the prospectus to include the requested risk factor bullet point and has added a new risk factor on page 30 of the prospectus.

Risk Factors, page 29

3.

We note disclosure on the cover page and summary risk factors that upon acquiring shares in the offering, investors will experience immediate dilution in the net tangible book value of their investment. Please include a discussion of this risk under an appropriate caption in the risk factors.

In response to the Staff’s comment, the Company has revised the disclosure to add the requested risk on page 38 of the prospectus.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

Investment Objectives and Strategies, page 80

4.

Given your disclosure regarding Apollo’s assets under management and experience in real estate investing and your references to other Apollo accounts, please provide the disclosure referenced in Item 8 of Industry Guide 5, including any relevant prior performance tables, or provide us with a detailed analysis of why you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6 for guidance.

The Company respectfully acknowledges the Staff’s comment and will respond in connection with a subsequent amendment to the Registration Statement or in supplemental correspondence to the Staff.

Net Asset Value Calculation and Valuation Guidelines, page 118

5.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

In response to the Staff’s comment, the Company advises the Staff that it will provide, on a supplemental basis, a template for future net asset value disclosures in connection with a subsequent amendment to the Registration Statement.

Share Repurchases, page 184

6.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

The Company believes the Company’s share repurchase program (the “Repurchase Plan”) is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. In particular, the Company is relying on the no action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016) which was based on the following factors, each of which is consistent with the Repurchase Plan:

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the most recently determined net asset value (“NAV”) per share for each class will always be available on the Company’s website and toll-free information line;

•

The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the offering and prospectus supplements disclosing the transaction price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial;

•

The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act of 1933, as amended (the “Securities Act”) disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of shares;

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased in a given month;

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares the aggregate value of which (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares the aggregate value of which (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter;

•

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis;

•

Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month;

•

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website;

•

There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops;

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by its board of directors. The Company is structured as a perpetual-life entity and has no current intention to list its shares for trading on an exchange or other trading market; and

•	The Repurchase Plan is open to all stockholders.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

7.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the Repurchase Plan is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007 (the “Class Exemptive Letter”). The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the Class Exemptive Letter.

Supplemental Sales Material, page 189

8.

Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review such material. In addition, note that sales material must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales material prior to use for the duration of the registered offering.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use for the duration of the offering.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

November 23, 2021

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Apollo Realty Income Solutions, Inc.

Stuart A. Rothstein

Jessica L. Lomm

Clifford Chance US LLP

Andrew S. Epstein